Filed by Contura Energy, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Companies:

Alpha Natural Resources Holdings, Inc.

ANR, Inc.

(Commission File No.: 333-217766)

The following frequently asked questions and answers were made available by Contura Energy, Inc. to the public beginning on April 30, 2018.

Contura + Alpha Transaction: Financial FAQs

Could you provide a high-level investment case for the combined company?

The transaction between Contura and Alpha is expected to create a stronger, more globally competitive coal company that will be the largest metallurgical coal supplier in the United States. With a strengthened balance sheet and improved competitive positioning, the post-merger company is expected to enjoy greater flexibility in blending and sales capabilities as well as diversification in its thermal platform. Additionally, the combined company is expected to realize annual synergies between $30 million and $50 million.

Can you provide more details on synergies expected to result from the transaction? What are the main categories of expected synergies?

The annual synergy target associated with the transaction is expected to be between $30 million and $50 million. The four main categories of targeted synergies are sourcing improvements, SG&A rationalization, coal blending and marketing optimization, and operational optimization.

How were the ownership percentages of the post-merger company determined (53.5% Contura and 46.5% Alpha)?

Following negotiation between the companies, percentage ownership of the post-merger company was approved by the boards of directors of both entities.

When will Contura’s shares begin trading on the NYSE and under what symbol?

As part of this transaction, Contura will take steps to become a public company and list shares of the post-merger company on the NYSE. The timing of the listing is expected to occur concurrently with the closing of the transaction.

Once determined, the combined company’s trading symbol will be announced as a part of the listing process.

Do you have any plans to conduct an additional offering of common stock to increase trading liquidity?

There are no current plans to conduct an additional offering. In the coming weeks, we will be focused on completing both the transaction and the process to list our shares on the NYSE. Any future decision to conduct an additional offering will be at the discretion of the board of the combined company.

What do you expect to be the combined company’s capital allocation priorities for 2018 and beyond?

As always, the company’s primary financial focus will be to maintain a healthy balance sheet. Beyond that, we will continue to evaluate where the best expected return on investment will be, whether that be organic growth, strategic acquisitions, or returning capital to shareholders, and allocate capital accordingly.

Do you plan to pursue any additional transactions in the next 12 to 18 months?

While we will always consider strategic opportunities, we plan to be fully focused on integration over the next few quarters and do not currently envision any additional transactions in the near-term.

As a result of Alpha’s October 2017 sale of inactive and idle assets to Lexington Coal Company (LCC), Alpha is scheduled to make $94 million in additional payments to LCC. Are they equal payments from 2018 to 2023? What is the timing of those payments?

No, the scheduled payments are not in equal amounts each year. The following are Alpha’s scheduled payments to Lexington Coal Company:

Scheduled Payment Year	Scheduled Payment Amount
2018	$19 million
2019	$20 million
2020	$20 million
2021	$20 million
2022	$12.5 million
2023	$2.5 million
TOTAL: $94 million

Do you expect any benefits with regards to surety and bonding? Can you quantify them?

Yes, we expect meaningful benefits in the surety and bonding area. While it is too early to quantify the exact amount expected from those benefits, we anticipate having approximately $100 million released from restricted cash over the next several quarters after the transaction closes, a portion of which is related to surety and bonding. As is customary with transactions of this nature, we expect the integration process to take several quarters before the full projected benefit will be achieved.

Will you conduct regular earnings calls going forward? Do you plan to attend investor conferences and conduct NDRs?

Yes, we plan to begin hosting regular earnings conference calls, as well as attending investor conferences, after the transaction is completed and the combined company’s shares begin trading on the NYSE. As announced, the transaction is currently expected to close in the third quarter of 2018.

ADDITIONAL INFORMATION FOR INVESTORS

This communication is being made in respect of the proposed transaction involving Contura Energy, Inc. (“Contura”), Alpha Natural Resources Holdings, Inc. (“Holdings”) and ANR, Inc. (“ANR” and together with Holdings, “Alpha”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, Contura will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Holdings and ANR and a prospectus of Contura. Contura and Alpha also plan to file other documents with the SEC regarding the proposed transaction and a joint proxy statement/prospectus will be mailed to stockholders of Holdings and ANR. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The joint proxy statement/prospectus, as well as other filings containing information about Contura and Alpha will be available without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus can also be obtained, when available, without charge, from Contura’s website at http://www.conturaenergy.com. Copies of the joint proxy statement can be obtained, when available, without charge, from Alpha’s website at http://www.alphanr.com.

FORWARD-LOOKING STATEMENTS

This communication includes forward-looking statements. These forward-looking statements are based on Contura’s and Alpha’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Contura’s and Alpha’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Contura or Alpha to predict these events or how they may affect Contura or Alpha. Except as required by law, neither Contura nor Alpha has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect Contura’s and/or Alpha’s future performance and cause results to differ from the forward-looking statements in this release include, but are not limited to: (a) any substantial or extended decline in coal pricing, demand and other factors beyond the parties’ control; (b) hazards and operating risks associated with coal mining and the dependence of coal mining upon many factors and conditions beyond the parties’ control; (c) significant competition, as well as changes in foreign markets or economics; (d) the impact of current or future environmental, health and safety, transportation, labor and other laws and regulations on the parties; (e) the parties’ ability to consummate the transaction or satisfy the conditions to the completion of the transaction, including the receipt of shareholder approvals and the receipt of regulatory approvals required for the transaction on the terms expected or on the anticipated schedule; (f) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; (g) the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period; (h) the risk that integration of Alpha’s operations with those of Contura will be materially delayed or will be more costly or difficult than expected; (i) the failure of the proposed transaction to close for any other reason; (j) the effect of the announcement of the transaction on customer relationships and operating results (including, without limitation, difficulties in maintaining relationships with employees or customers); (k) dilution caused by Contura’s issuance of additional shares of its common stock in connection with the transaction; (l) the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; and (m) the diversion of management time on transaction related issues.

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